The following slides were used on March 4, 2008 in a
presentation to certain employees of Kraft Foods Inc.
Filed by Ralcorp Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company:  Kraft Foods Inc.
Commission File No.  001-16483

Ralcorp Attendees
Scott Monette Corporate Vice President and Treasurer
  Ralcorp Holdings
Jack Owczarczak Vice President & Director of Human Resources
  Ralcorp Holdings
Ron Wilkinson Corporate Vice President and President Ralston Foods
  Ralcorp Holdings

Agenda
◆ Introduction to Ralcorp
  - History
  - Current State
¿ Post Transaction Strategy and
 Status
¿ New Jersey Office Relocation
¿ Comp / Benefit Plan Overview
¿ Culture / Work Environment

ADDITIONAL INFORMATION
In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp and/or a newly formed subsidiary of Kraft that will acquire the Post cereals business will file a proxy statement/prospectus and other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes
Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp upon written request to Ralcorp
Holdings, Inc., 800 Market Street, Suite 2600, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current reports on Form 8-K filed with the SEC. Information about the directors and executive officers of Ralcorp may be found in its 2007 Annual Report on Form 10-K filed with the SEC on November 29, 2007, definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on November 29, 2007 and current reports on Form 8-K filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This document contains forward-looking statements which are within the safe harbor provisions for forward-
looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of
Ralcorp and the combined company, including statements preceded by, followed by or that include the words
“believes,” “projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows;
(4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5) changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (7)
competitive pressures among branded and private label manufacturers increasing significantly; (8) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers; (9)
Ralcorp’s ability to maintain and/or improve sales and earnings performance; (10) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs; (12) retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14) unanticipated changes in laws, regulations, or other industry standards affecting Ralcorp; and
(15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30,
2007, under the heading “Risk Factors.”
Further information on other factors which could affect the financial results of Ralcorp after the transactions contemplated by the agreement referred to in this press release is included in Ralcorp’s filings with the SEC.
 These documents are available free of charge at the SEC’s website at http:\\www.sec.gov or from Ralcorp.

In the Beginning
¿ 1994: Spun-off from Ralston-Purina
¿ Traded on NYSE: RAH symbol
¿ Original Businesses:
 – Branded Cereal (Chex)
 – Branded Baby Food (Beechnut)
 – Colorado Ski Resorts
 – Private Label Cereal, Crackers and Cookies
¿ Ralcorp today is:
 – Largest Store Brand food manufacturer in North America
 – Leading manufacturer in Frozen Foodservice
 – Leading manufacturer in In-store bakery

Defining Events
¿ 1996 branded cereal producers announced $1
 drop in the price of branded cereal.
¿ Ralcorp transformed its focus from a company
 with varied interests to a company clearly focused
 on store brand and value brand foods
 ¿ Sold branded Cereal and Chex Snack Mix business to General
 Mills - January 1997
 ¿ Sold Beech-Nut Nutrition Corporation to Millnot - September 1998
 ¿ Sold Ralston Resorts to Vail - January 1997

New Direction
¿ Focus on Store Brand/Foodservice
 Platform
¿ Growth through Acquisitions
¿ Explore food categories that provide
 strategic fit

Acquisitions and Execution Have
Built an Industry Leader
• Wortz Company (1997)
• Flavor House (1998)
• Sugar Kake (1998)
• Nutcracker (1998)
• Martin Gillet (1999)
• Southern Roasted (1999)
• Ripon Foods (1999)
• Cascade Cookie (2000)
• James P. Linette (2000)
• Red Wing (2000)
• Torbitt & Castleman (2001)
• Lofthouse Foods (2002)
• Bakery Chef (2003)
• Concept 2 Bakers (2004)
• Medallion Foods (2005)
• Western Waffle (2005)
• Parco Foods (2006)
• Cottage Bakery (2006)
• Bloomfield Bakers (2007)
• Post Cereals (mid-2008 exp close)

Ralston Foods	#1 Store Brand Cereal Manufacturer
Bremner	#1 Store Brand Cookie / Cracker Manufacturer
Nutcracker	#1 Store Brand Nut Manufacturer
Carriage House	Leading Store Brand Manufacturer of Jellies, Jams, Peanut Butter
Frozen Bakery
• Leading Manufacturer of Frozen Griddles
 (Pancakes) to Foodservice Customers
• #1 Cookie in In-store Bakery
• Leading Manufacturer of Artisan Breads
 to both Foodservice and In-Store Bakery
• #1 Store Brand Frozen Waffles

Via Five Operating Platforms

Facilities
• Streator, IL - (peanut butter)
• Buckner, KY - (multi-line)
• Dunkirk, NY - (multi-line)
• Fredonia, NY - (multi-line)
• Nation’s largest supplier of
 store brand spoonable and
 pourable salad dressings,
 table syrup, peanut butter,
 preserves and jellies
• Leading producer of private
 label sauces
• Purchased Martin Gillet
 March, 1999
• Purchased Red Wing July,
 2000
• Purchased Torbitt &
 Castleman February, 2001
• More than 10,000 SKUs
Overview
History and Overview

¿ Preserves & Jellies
¿ Maple Syrup
¿ Peanut Butter
¿ Spoonables (Mayonnaise)
¿ Mexican Sauce
¿ Pourables (Salad Dressing)
¿ BBQ Sauce
¿ Chocolate Syrup
¿ Pasta Sauce
¿ Major Peters Beverage Line

Facilities
¿ Princeton, KY - (crackers/cookies)
¿ Poteau, OK - (crackers))
¿ Ripon, WI - (cookies)
¿ Tonawanda, NY - (cookies)
¿ South Beloit, IL - (cookies)
¿ Minneapolis, MN - (crackers)
Product Line

Produce 45 major cookie items
Store Brand Cookie Product Line:
  - Premium Sandwich Cremes
  - “Value” Sandwich Cremes
  - Wire Cut Cookies (Choc. Chip,
  - Pecan Shortbread, Vanilla Wafers, etc.)
  - Enrobed Cookies
  - (Fudge Graham, Striped Shortbread, etc.)
  - Animal Cookies
  - Fig Bars
  - Sugar Wafers
Produce 22 major cracker items -
focused on brand emulation
Cracker Product Line:
  - Saltines/Oysters
  - Grahams
  - Sprayed Butter (Townhouse)
  - Club Cracker
  - Cheese
  - Wheat
  - Shredded Wheat
  -”Premium” Crackers

Nutcracker
• Plant located in Dothan Alabama
• State-of-the-art equipment,
 processes and warehouse
Linette
• Plant located in Womelsdorf,
 Pennsylvania
Facilities
• Founded in 1981 by Hintlian
 Brothers
• Sold to Ralcorp 1998
• #1 Private Label Snack Nut
 manufacturer in USA
• Produce over 55% of all Private
 Label Nuts in USA
• #1 Private Label Peanut Butter
 Cup manufacturer
Overview
History and Overview

Nutcracker®

Nutcracker
MIXED NUTS
HONEY ROASTED
PEANUTS
Specialty Products

Linette

 Oil Roasted line
  - Peanuts
  - Cashews
  - Mixed Nuts
  - Smoked Almonds
  - Trail Mixes
- Chocolate/Nut Clusters
- Panned/polished nuts
- Low-melt chocolate products for
 ice cream inclusions
 - Filled, molded chocolate
 candies
  • Peanut Butter cups
  • Carmel cups
  • Mint cups
 Full Bagged Line
  - Peanuts / Cashews
  - Walnuts
  - Almonds
  - Pecans
Dry Roasted Nut Line
  - Regular Peanuts
  - Honey Roasted
  - Sunflower
  - Macadamia

• Corn Chips
• Tortilla Chip
• Cheese Snacks
Product Line
Facility
• Newport, AR

Facilities
Overview
• Louisville, KY (2 plants) - multi-line
• Seattle, WA - multi-line
• Grand Rapids, MI - bread
• Chicago, IL - muffins
• Ogden, UT - cookies
• Fridley, MN - Artisan bread
• Vancouver and Brantford - Waffles
• Lodi CA - Thaw & Sell Par-baked
 and frozen dough, artisan breads,
 bagels, Danish, donuts, cakes
Overview
• Frozen Bakery Products is the
 combination of: Bakery Chef,
 Lofthouse, Cascade, Concept 2
 Bakers, Western Waffle and
 Cottage Bakery.
• Frozen Bakery offers fully
 finished and frozen cookies,
 griddle, waffles and bread
 products to both foodservice
 and retail.

Other Baked Goods
 - Danish
 - Bagels
 - Donuts
 - Cakes
Cookies
 - Lofthouse Cookies
 - Cascade Holiday Cut-Out
 cookies
 - Cascade Sweet Treats
 - Premium Wire-Cut cookies
 - No-Bake cookies
Breads and Rolls
 - Table Breads
 - Sliced Breads
 - Breadsticks
 - Rolls & Buns
 - Artisan Breads
Pancakes
Buttermilk
Blueberry
Chocolate Chip
Waffles
Golden Square
Belgian Waffle
Biscuits
Buttermilk Biscuits
Cinnamon Raisin Biscuits
Easy Split Buttermilks
Mix
French toast
Cinnamon Swirl
Home Style
French Toast Stix
Muffins
Mainstream
 - Chocolate
 - Blueberry
 - Banana Nut
 - Bran
 - Lemon
Indulgent
 - Dulce de Leche
 - Cranberry Orange
 - Walnut Steusel

Overview
Facilities
• 4/1/94 Largest part of Purina
 spin-off
 – Chex brand cereals, and
 snackmix, SB cereal,
 Beechnut, Keystone Resorts
• 1996 Sold Chex brand,
 Beechnut, and Keystone
• 2007 Acquired Bloomfield
Ralston Foods
History and Overview
• St Louis - Headquarters
• RFC Manufacturing
 – Lancaster, OH
 – Battle Creek, MI
 – Cedar Rapids, IA
 – Sparks, NV
 – CO Packer -Roskam - MI
• RF 3rd Party Distribution
 – ODW - OH
 – Worley - IA
 – OHL - NV
• Bloomfield Bakers Manufacturing
 – Azusa CA
 – Los Alamitos CA

Ralston Foods

Snack
Mix
Traditional

Fruit Rings

Honey & Nut Tasteeos

Cinnamon Roll

Ralston Foods Cereal
 •RTE Cereal
 •Traditional emulations,
 •organic, unique
 •Box, Bag
 •Hot Cereal
 Tubes, instants
 •Snackmix (warehouse delivered)
 Bloomfield Bakers
 • Cereals - Organic RTE
  and Hot
 • Cookies/Crackers - Organic
 • Bars - Cold slab and baked
  - Cereal and Granola

 Tonawanda

Sparks
Ogden

 Seattle
Fridley 
Minneapolis

Chicago 
Ripon (2 plants)

Cedar
Rapids


St. Louis
Streator

Poteau 
Dothan

 Princeton
Buckner

 Louisville (2 plants)
Lancaster

 Dunkirk
 Fredonia
 Womelsdorf
 Battle Creek
 Grand Rapids
 Ralcorp Headquarters
 Ralcorp Frozen Bakery (10 facilities)
 Bremner Food Group (9 facilities)
 Carriage House (4 facilities)
 Ralston Foods (6 facilities)
 Vancouver
Brantford
 
 Lodi
Los Alamitos
 Azusa

Newport
Ralcorp Locations

Frozen Bakery 28%
Ralston Foods 27%
Bremner 15%
Nutcracker 11%
Carriage House 19%

FY2007 Net Sales by Division
Total FY2007 Sales: $2.23 Billion
Net Sales by Division

2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
847.0
1178.0
1280.3
1303.6
1558.4
1675.1
1850.2
2230.0
2000
2001
2002
2003
2004
2005
2006
2007
Fiscal Year

Net Sales (in millions)

POST
TRANSACTION

Ralcorp/Post - Why the Deal?
Adds Significant Scale
¿$1 billion brand
¿Premier mid cap food company with
 strong margins and balance sheet

Ralcorp/Post - Why the Deal?
Improved Business Mix
¿ Balances portfolio
¿ Post’s complete portfolio

Ralcorp/Post - Why the Deal?
Strong Foundation for Growth
¿Creates another acquisition platform
¿Potential for operational, logistics and
 procurement efficiencies
¿Focus

Ralston Foods, 18%
Bremner, 10%
Nutcracker, 8%
Carriage House, 13%
Frozen Bakery, 19%
Post Cereals, 32%

The New Ralcorp
New Ralcorp Sales Mix

Post / Ralcorp vs. Non-Core Brand
Strategies Differences
¿ Formation
 ¿ Number of transactions
 ¿ Infrastructure
 ¿ Category experience
¿ Scale
 ¿ Category size
 ¿ Multiple brands
 ¿ Acquisition size
¿ Financial
 ¿ Margin
 ¿ Leverage

David P. Skarie
Co-CEO and President
Ralcorp Holdings Inc
Bremner Food Group
Carriage House Co.
Kevin J. Hunt
Co-CEO and President
Ralcorp Holdings Inc
Ralston Foods
Post Brands
Frozen Bakery
Proforma Organizational Structure

¿ Integration planning underway at Ralcorp
¿ Kraft will provide transition services for up to
     18 months post-closing
¿ Post will be managed separately from private
     label cereal division
¿ Manufacturing transition will begin immediately
     upon closing
¿ No facility closures planned
Post Transaction - Next Steps

POST Transaction - Next Steps
Legal Transactions    Completed
¿ FTC - Hart Scott Rodino Review   ✓
¿ IRS - Ruling on tax free treatment of transaction
¿SEC - Review certain filings
¿ Ralcorp Shareholder Approval
 ¿ Transaction must be approved
 ¿ by shareholders
¿ Deal Close - Anticipated Mid 2008

¿ Move from Kraft’s East Hanover offices as of
 closing date
¿ Evaluating available office locations
  - Parsippany / East Hanover / Morristown
  - Reviewed zip code analysis of Post New Jersey
   based employees and proximity to interstate in
   selection of locale
¿ Kraft advisors to the Project team include:
  - Steve Van Tassell
  - Margie Costello
  - Dave Hagerty
New Jersey Office Relocation

¿ Determining overall functionality and space
 needed
 ¿ Office / Cubicles
 ¿ Expansion Space
 ¿ Conference Room
 ¿ Storage
 ¿ Parking
 ¿ Security
 ¿ Other Amenities
New Jersey Office Relocation

Ralcorp Holdings, Inc.

Compensation and
Employee Benefits

Ralcorp Compensation and
Employee Benefits
¿Today we’ll provide an overview of the
 compensation and benefits package
¿Many details remain to be resolved and
 are in the process of being addressed - we
 can’t answer all of the questions you may
 have at this time

Highlights
¿ Benefits - Ralcorp offers a comprehensive
 benefits package through top-tier third party
 insurance companies and service providers
¿ Compensation - for at least two years base pay
 and target cash incentives will be at least equal
 to those in place at the time the transaction is
 completed
¿ PTO/accrued vacation balance at the time
 transaction closes will be carried over into
 Ralcorp programs

Benefit Plans
¿ Health Care Plan
 (Medical/Prescription
 Drugs/Dental)
¿ Retiree Health (if
 eligible)
¿ Vision Plan
¿ Group Term Life
¿ Long Term Disability
¿ Voluntary Personal
 Accident (AD & D)
¿ Company Travel
 Accident
¿ Short Term Disability
¿ Employee Assistance
 Plan
¿ Retirement Plan
¿ Savings Investment
 Plan (401k)

Ralcorp Health Care Plan -
Medical
¿ Two Preferred Provider Organization (PPO) plan
 designs available - plan provisions are summarized in
 handout material
¿ Benefits provided through the following networks:
 ¿ Medical - Anthem Blue Cross/Blue Shield
 ¿ Prescription Drugs - Medco Health Systems
¿ Amounts incurred in 2008 toward deductibles,
 coinsurance and out-of-pocket maximums in the Kraft
 plans will be recognized toward satisfying these
 provisions in Ralcorp’s plan

Dental / Vision
¿ Dental:
 ¿ Two dental plan designs offered through Delta
 Dental networks
 ¿ As with medical coverage, amounts incurred in 2008
 toward deductibles, coinsurance and out-of-pocket
 maximums in the Kraft plans will be recognized
 toward satisfying these provisions in Ralcorp’s plan
¿ Vision benefit plan provided through Vision
 Service Plan (VSP)

Retiree Health Coverage
¿ If you do not meet the eligibility requirements
 for retiree coverage through Kraft when the
 transaction is completed, you may still qualify for
 unsubsidized retiree coverage under the Ralcorp
 Health Plan
¿ Eligibility to participate under the Ralcorp plan
 requires that you:
 ¿ Were hired by Kraft prior to 1/1/04
 ¿ At the time of your termination or retirement from
 Ralcorp are age 55 with at least 10 year of service

Flexible Spending Accounts (FSA)
¿ Health Care Reimbursement Account (HCRA)
¿ Dependent Care Reimbursement Account
 (DCRA)
¿ Transition Provisions:
 ¿ Unused FSA account balances remaining from your
 2008 Kraft FSA elections will remain available
 ¿ 2008 elections under Kraft’s FSA plan will remain in
 effect

 Other Benefits
¿ Group Term Life
 ¿ Company paid - 2 times earnings
 ¿ Optional Employee Coverage - 1 to 5 times earnings
 ¿ Optional Spouse/Dependent Coverage
¿ Long Term Disability - coverage available to replace
 60% of earnings
¿ Short Term Disability
¿ Voluntary Personal Accident (AD&D)
¿ Company Travel Accident
¿ Employee Assistance Plan (EAP)

Retirement Income Benefits
¿ Ralcorp’s general strategy is to provide the
 Company-paid portion of retirement income
 benefits through enhanced Company
 contributions to 401k-type plans
¿ As part of our integration strategy for the Post
 business, we will provide benefits that mirror key
 provisions of the current Kraft Pension and Thrift
 (401k) plans for a two year period following
 completion of the Post acquisition

Pension Benefits
¿All Kraft service will be recognized for
 determining eligibility and vesting
¿Ralcorp will duplicate the following
 features of the Kraft pension plan
 ¿Benefit accrual formulas
 ¿Vesting provisions
 ¿Eligibility for retirement benefits
 ¿Early retirement subsidy provisions

Pension Benefits
¿ We will use the same process to determine your
 final average earnings
¿ The calculation of final average earnings will
 include eligible compensation paid to you during
 your Kraft service
¿ Benefits earned while employed by Kraft will be
 paid from the Kraft pension plan; benefits earned
 for Ralcorp service will be paid from the Ralcorp
 pension plan

401k Benefits
¿ During the two-year transition period, we will continue to provide the same level of Company matching
 contributions
¿ Kraft service will be recognized for purposes of eligibility and vesting
¿ Company contributions will vest at a rate of 25% for
 each year of service - fully vested after 4 years
¿ You will have an opportunity to receive a distribution of
 your vested Kraft 401k plan balance and rollover that
 amount into the Ralcorp 401k plan, subject to some
 restrictions

Next Steps
¿ Continue to work on many benefit and
 compensation plan details and transition
¿ Prepare for benefit enrollment activities

Company Culture
¿ Team Based
¿ Collaborative
¿ Results and Action Oriented
¿ High Integrity / Respect
¿ Customer Focused
¿ Conditioned for Change
¿ Flexible / Casual Work Environment
¿ Good Work / Life Balance

Ralcorp Frozen Bakery Products™	Concept 2 C2B Bakers; Lofthouse Cookies; Western Waffles; Chef ...; Cottage Bakery
bfg Bremner Food Group; Medallion Brand	
Nutcracker®; Linette	
The Carriage House Companies, Inc.	
Ralston Foods®

Mayonnaise Pourable Salad Dressing
Jams, Jellies Peanut Butter
Syrup Bar-B-Q Sauce, Seafood/Cocktail Sauce
Mex. Sauces Pasta Sauces
Steak Sauces Flavored Syrup
 Drink Mix
 Griddle Products
 ❑ Pancakes
 ❑ Biscuits
 ❑ Waffles
 ❑ French Toast Sticks
 Breads
 ❑ Artisan Breads and Rolls
 Cookies
 ❑ Frosted Cookie
 ❑ Premium Wire Cut Cookie
 Frozen Dough
 Fully Finished Cakes, Muffins, Pastries
Oil Roasted Snack Nuts, Peanuts Cashews, Almonds Pecans
Dry Roasted Nuts, Peanuts, Cashews, mixed Nuts, Macadamia
 Nuts, Sunflower Kernels, Natural Pistachios
Specialty Products
Baking Nuts, Walnuts, Almonds, Pecans, etc.
Linette Quality Chocolates
Cookies
 ❑Sandwich Cremes
 ❑Wire Cut Cookies
 ❑Enrobed Cookies
 ❑Animal Cookies
 ❑Fig Bars
 ❑Sugar Wafers
Crackers
 ❑Saltines
 ❑Grahams
 ❑Sprayed Butter
 ❑Club Cracker
 ❑Cheese
 ❑Wheat
Ralston
 ❑RTE
  • Traditional Emulations
  • Box , Bag
 ❑Hot Cereal
 ❑Snackmix
Bloomfield Bakers
 ❑Cereals: Organic RTE & Hot
 ❑Cookies / Crackers - Organic
 ❑Bars - Cold Slab & Baked
  • Cereal and Granola
Medallion
Corn Based Snacks
 ❑Corn Chips
 ❑Tortilla Chips
 ❑Cheese Snacks
Our Family of Products